FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02045351

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JUNE, 2002

BUFFALO DIAMONDS LTD. (File #: 0-30150)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1. News release dated June 4, 2002,

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No __X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

BUFFALO DIAMONDS LTD.
(Registrant)

Date: July 3, 2002

By:________________________
James G. Stewart

Its: Secretary
(Title)

BUFFALO DIAMONDS LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9
Phone: 604-331-8772 Fax: 604-331-8773

June 4, 2002 Trading Symbol: TSXVenture - YBU.U

BHP BILLITON LOGS CORE FROM CALLING LAKE PROJECT

Buffalo Diamonds Ltd. ("Buffalo") and New Claymore Resources Ltd. ("New Claymore") announce that they have received an exploration update on the Calling Lake property in northern Alberta from BHP Billiton Diamonds Inc. ("BHP Billiton").

After reaching an agreement in February of this year with Buffalo and New Claymore to acquire up to a 70% interest in the Calling Lake and Varlaam properties, BHP Billiton paid Buffalo's outstanding debt to Apex Geoscience Ltd. ("Apex") in order to take possession of drill core acquired during Buffalo's spring 2000 drill program on the Calling Lake Property. BHP Billiton has advised Buffalo and New Claymore that none of the holes have intersected kimberlite. Samples from all of the holes have been submitted for geochemical analyses. BHP Billiton will provide Buffalo and New Claymore with the results of the drill core analyses and a future exploration recommendation once BHP Billiton has received the drill core analyses.

During Buffalo's 2000 drill program, a total of ten drill holes totaling 1041 metres were completed on the Calling Lake Property. These holes targeted ten magnetic anomalies selected by Buffalo, Apex and Intrepid Geophysics Ltd. and were intended to drill test a portion of the highest intensity magnetic anomalies proximal (one to five kilometres) to the anomalous indicator mineral concentrations along the shoreline of Calling Lake.These anomalous concentrations of the indicator minerals have been recovered from surface samples of glacial till, river and beach sediments along an east-west trend across the Calling Lake Property, extending from the western shoreline of Calling Lake to the east along the Calling River. Indicator minerals identified in this trend include diamond inclusion quality ("DI") eclogitic garnets, DI chromite, DI chrome diopside, DI olivine, high Mg picroilmenite, and a complete suite of pyrope garnets (G1 to G12), including 66 G10 garnets.

Buffalo and New Claymore own a 65% and a 35% interest, respectively, in the Calling Lake and Varlaam properties. In February of this year, Buffalo and New Claymore granted an option to BHP Billiton to acquire up to a 70% interest by incurring exploration expenditures of $600,000 by August, 2003, completing a bulk sample by August 2006 and a feasibility study by August 2011. Including land optioned from Buffalo and New Claymore, BHP Billiton's total land holdings surrounding the Calling Lake and Varlaam Properties cover an area of 10,000 square kilometres as shown on the attached map..

On behalf of the Board of Directors of
BUFFALO DIAMONDS LTD.

Raymond Haimila,
President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.


BUFFALO DIAMONDS Ltd.
ALBERTA
Map Area
Edmonton
Calgary
South Wabasca Lake
Sandy Lake
Pelican Lake
N
Staked
New Claymore Resources Ltd.
BHP Billiton Diamonds Inc.
Calling Lake
Buffalo Diamonds Ltd.- 65%
New Claymore Resources -35%
Athabaska River
0
25
50
Kilometres
ATHABASKA
May 29, 2002 www.buffalodiamonds.com
BUFFALO DIAMONDS LTD.
Calling Lake Area
Land Status Map
Alberta, Canada